FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April , 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English translation of a news release issued in France by Societe Marseillaise de Credit, a wholly-owned subsidiary of HSBC Holdings plc.

SOCIETE MARSEILLAISE DE CREDIT
2003 ANNUAL RESULTS

Against the backdrop of a significant recovery in the financial markets and a less depressed economic environment in southern France than in the rest of the country, Societe Marseillaise de Credit posted another improvement in its earnings.

  Operating income increased 1.8 per cent to EUR189.7 million.

  Operating costs, which fell significantly in previous years, held firm at EUR122.6 million, a similar level to last year.

  Operating profit before provisions increased by 5.2 per cent to EUR67.1 million, leading to further improvement in the cost:income ratio, which dropped from 65.6 per cent to 64.6 per cent.

  Profit after tax rose by 72.6 per cent to EUR86.8 million, boosted by substantial write-backs of provisions for liabilities and charges.

  Total customer assets increased to EUR4.8 billion, up 2.0 per cent. This comprised of a rise in sight deposits and a notable increase in life insurance and mutual funds.

  New lending showed strong growth, with retail mortgages and business asset financing up 23.8 per cent. Business loans again accounted for 60.0 per cent of the total loan book.

  Credit exposure remained under tight control, allowing a net write back of provisions of EUR12.7 million.

The bank continued to invest heavily in its branch network; a total of 29 branches were refurbished.

Financial highlights

EUR millions	2003	2002

Operating income	189.7	186.4
Operating costs	122.6	122.5
Operating profit before
provisions	67.1	63.8
Profit after tax	86.8	50.3
Cost:income ratio (%)	64.6	65.6
Customer loans	1,290.6	1,220.5
Customer deposits	2,430.4	2,415.3
Mutual funds, life insurance, other
funds under management	2,390.4	2,380.1

Notes to editors

HSBC Holdings plc
Societe Marseillaise de Credit is a subsidiary of CCF, which became a member of the HSBC Group in July 2000. HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from more than 9,500 offices in 79 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,034 billion at 31 December 2003, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 16, 2004